UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-19974 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-34634

CUSIP NUMBER 44930G107

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

PART I - REGISTRANT INFORMATION

ICU Medical, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

951 Calle Amanecer
Address of Principal Executive Office (Street and Number)

San Clemente, California 92673
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in filing is caused by the need for the registrant to have additional time to finalize accounting adjustments for the fiscal years ended December 31, 2009 and 2010 relating to an under estimation in the rebate reserves. Based on current information, the adjustments will increase the rebate reserve for 2009 by approximately $2.5 million and reduce net sales and net income for that year by approximately $2.5 million and $1.6 million, respectively. For the fiscal year ended December 31, 2010, based on current information, the adjustments will increase the rebate reserve by $1.6 million and reduce 2010 net sales and net income by approximately $1.6 million and $1.0 million, respectively.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Scott E. Lamb, Secretary, Treasurer and Chief Financial Officer	(949)	366-2183
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ICU MEDICAL, INC.

(Name of Registrant as Specified in Charter)
 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2012	By	/s/ Scott E. Lamb
		Name:	Scott E. Lamb
		Title:	Secretary, Treasurer and Chief Financial Officer